

KAWASAKI

KAWASAKI HEAVY INDUSTRIES, LTD.

TOKYO HEAD OFFICE: WORLD TRADE CENTER BLDG., 4-1, HAMAMATSU-CHO 2-CHOME, MINATO-KU, TOKYO, JAPAN.

PHONE: TOKYO (03)3435_________ FACSIMILE: 03( )_________ TELEX: 242-4371 CABLE: KAWASAKI HEAVY TOKYO

April 1, 2003


03022024

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

Dear Sirs:

We enclose the documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between January 1 2003 and April 1 2003, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Hirofumi Harada, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone (011)81-3-3435-2122, facsimile (011) 81-3-5402-7391.

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By *H. Ishizaki*

Name: Hisashi Ishizaki

Title : Manager,
Finance & Accounting Department

ANNEX A

LIST OF DOCUMENTS PUBLISHED BETWEEN JAN.1, 2003 AND APR.1, 2003

A JAPANESE LANGUAGE DOCUMENTS

1. Announcement of Directors and Executive Officers to Change dated February 27, 2003
   (Exhibit 1, Summary English translation attached)

2. Notice of Year-End Dividend for Fiscal Year Ending March 31, 2003 announced on March 19,2003
   (Exhibit 2, Summary English translation attached)

3. Announcement of Representative Directors to Change dated March 27, 2003
   (Exhibit 3, Summary English translation attached)

4. Extraordinary Report dated April 1, 2003
   (Exhibit 4, Summary English translation attached)

Kawasaki

2003年2月27日

取締役の異動および業務執行体制の改正について

川崎重工は、2003年4月1日付でつぎのとおり、取締役の異動および業務執行体制の改正を行います。

[取締役の異動]　※〔　〕は旧役位を示す。
▽代表取締役副社長〔代表取締役常務〕 佐伯　武彦
▽取締役〔代表取締役副社長〕 井上　義郎
▽取締役〔代表取締役常務〕　山下　健悟

※井上　義郎はシニア・ストラテジック・アドバイザー[特別顧問]に、山下　健悟は顧問に、それぞれ2003年6月下旬就任予定。

[業務執行体制の改正]　※〔　〕は旧職名、(　)は担当を示す。
▽副社長(社長補佐、生産統括、調達部担当)〔常務　車両カンパニープレジデント兼　汎用機カンパニーバイスプレジデント〕 佐伯　武彦
▽執行役員　車両カンパニープレジデント〔同　車両カンパニーバイスプレジデント(車両担当)〕 大橋　忠晴
▽執行役員　ガスタービン・機械カンパニープレジデント〔同　ガスタービン・機械カンパニーバイスプレジデント兼　ガスタービン開発センター長　兼　機械ビジネスセンター長〕 吉野　隆

※大橋　忠晴、吉野　隆は常務に、2003年6月下旬就任予定。

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EXHIBIT 1

Kawasaki

February 2003

Directors and Executive Officers to Change

TOKYO (February 27, 2003) - Kawasaki Heavy Industries, Ltd. (the "Company") today announced that effective April 1, 2003, the following representative directors will be appointed to the following positions based on decisions made at the Board Meeting held on February 26, 2003.

Takehiko Saeki, Executive Vice President *
(currently Managing Director *)

Yoshiro Inoue, Director
(currently Executive Vice President *)

Kengo Yamashita, Director
(currently Managing Director *)

* Representative director

Yoshiro Inoue and Kengo Yamashita will be appointed as Senior Strategic Advisor and Advisor, respectively, in late June 2003.

The Company also announced today that it will change the responsibilities and titles of the following directors and executive officers effective April 1, 2003 as follows.

Takehiko Saeki
Executive Vice President
Overall administration of production and the Procurement Department
(currently Managing Director
President, Rolling Stock, Construction Machinery & Crushing Plant Company)

Tadaharu Ohashi
Executive Officer
President, Rolling Stock, Construction Machinery & Crushing Plant Company
(currently Vice President, Rolling Stock, Construction Machinery & Crushing Plant Company

Takashi Yoshino
Executive Officer
President, Gas Turbine & Machinery Company
(currently Vice President, Gas Turbine & Machinery Company)


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Kawasaki

2003年3月19日

平成15年3月期(第180期)の期末配当について

当社の平成15年3月期の期末配当については、下記の通り復配の予定と致しますので、お知らせします。

記

当社は、平成12年3月期の中間配当および期末配当を見送らせていただいて以来、誠に遺憾ながら無配を継続してまいりましたが、経営全般にわたる収益改善策を推進した結果、前期の黒字転換に続き、当期についても予想通りの単独利益を計上できるものと見込まれます。

依然厳しい経営環境にはありますが、当社が安定的な収益基盤を確立しつつあると判断されることから、今後の経営環境に著しい変動がなければ、株主各位の日頃のご支援にお応えするため、本年6月下旬の定時株主総会に議案をはかる方針です。

なお、1株当たりの期末配当額につきましては、利益水準等を勘案し2円を予定しておりますが、4月以降に決定の上お知らせ致します。


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EXHIBIT2

Kawasaki

March 2003

Summary Information
About Year-End Dividend for Fiscal Year Ending March 31,2003

TOKYO (MARCH 19, 2003) – Kawasaki Heavy Industries, Ltd. (the "Company") announced that the company has decided to propose to resume paying dividends for fiscal year ending March 31,2003 in the Shareholders' Meeting of the company which is to be held in late June 2003.

Other relative information is as follows:

Record Date : March 31, 2003

Dividend Rate : 2.0 Japanese Yen per Share to be proposed at a Board Meeting of the Company, and to be finally determined at the Shareholders' Meeting of the Company.

the end of message

Kawasaki Report

川崎重工業株式会社　www.khi.co.jp　広報室（東京）Tel.（03）3435-2130
（神戸）Tel.（078）371-9531

NO. 2002127　　2003年3月27日

各　位

会　社　名　　川崎重工業株式会社
コード番号　7012　東京①　大阪①　名古屋①　他２証券取引所
問合せ先　責任者氏名　：人事労政部長　野口 二郎
問合せ窓口　：広報室
（ＴＥＬ03-3435-2130）

代表取締役の異動について

川崎重工は、２００３年３月２７日開催の取締役会において、下記のとおり代表取締役の異動を決定しましたのでお知らせします。

記

１．代表取締役の異動（４月１日付）

	なかやま　みきひこ	
・代表取締役常務	中山　幹彦	[現　常務取締役]
	てらさき　まさとし	
・代表取締役常務	寺崎　正俊	[現　常務取締役]

２．新任代表取締役候補者（６月下旬実施予定）※［　］内は２００３年４月１日現在の役位または役職名

	よしの　たかし	
・代表取締役常務	吉野　隆	[執行役員　ｶﾞｽﾀｰﾋﾞﾝ・機械ｶﾝﾊﾟﾆｰﾌﾟﾚｼﾞﾃﾞﾝﾄ]
	おおはし　ただはる	
・代表取締役常務	大橋　忠晴	[執行役員　車両ｶﾝﾊﾟﾆｰﾌﾟﾚｼﾞﾃﾞﾝﾄ]

以　上

EXHIBIT 3

Kawasaki

March 2003

Representative Directors to Change

TOKYO (March 27, 2003) - Kawasaki Heavy Industries, Ltd. (the "Company") today announced that effective April 1, 2003, the following directors will be appointed to the following positions based on decisions made at the Board Meeting held on March 27, 2003.

Mikihiko Nakayama, Representative Director and Managing Director
(currently Managing Director)

Masatoshi Terasaki, Representative Director and Managing Director
(currently Managing Director)

The Company has also decided to propose the following appointment in the Shareholders' Meeting of the company which is to be held in late June 2003.

Takashi Yoshino, Representative Director and Managing Director
(currently Executive Officer
President, Gas Turbine & Machinery Company)

Tadaharu Ohashi, Representative Director and Managing Director
(currently Executive Officer
President, Rolling Stock, Construction Machinery & Crushing Plant Company)

the end of message

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成15年4月1日
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　田　﨑　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078)682—5001(大代表)
【事務連絡者氏名】	財務経理部副部長　富　田　健　司
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 (神戸クリスタルタワー)
【電話番号】	(078)371—9551
【事務連絡者氏名】	財務経理部副部長　富　田　健　司
【縦覧に供する場所】	川崎重工業株式会社東京本社 (東京都港区浜松町２丁目４番１号 (世界貿易センタービル)) 川崎重工業株式会社関西支社 (大阪市北区堂島浜２丁目１番29号(古河大阪ビル)) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜１丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄３丁目３番17号) 証券会員制法人福岡証券取引所 (福岡市中央区天神２丁目14番２号) 証券会員制法人札幌証券取引所 (札幌市中央区南一条西５丁目14番地の１)

1 【提出理由】

当社は、平成15年２月26日及び３月27日開催の取締役会において、下記のとおり当社代表取締役の異動を行うことを決議しましたので、証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第９号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

（1）代表取締役の氏名、職名、生年月日および所有株式数

①代表取締役でなくなる者

氏名	旧職名	生年月日	所有株式数
井上　義郎	取締役副社長 代表取締役	昭和14年８月28日生	27千株
山下　健悟	常務取締役 代表取締役	昭和15年１月８日生	49千株

②新たに代表取締役となる者

氏名	新職名	旧職名	生年月日	所有株式数
中山　幹彦	常務取締役 代表取締役	常務取締役	昭和16年10月２日生	135千株
寺崎　正俊	常務取締役 代表取締役	常務取締役	昭和17年11月18日生	39千株

（2）異動の年月日

平成15年４月１日

（3）新たに代表取締役となる者の主要略歴

氏名	主要略歴
中山　幹彦	昭和40年４月　入社 平成11年４月　船舶事業部神戸造船工場長 平成13年４月　執行役員就任 平成14年６月　常務取締役、技術本部長就任
寺崎　正俊	昭和41年４月　入社 平成13年４月　執行役員就任、人事労政部長 平成14年１月　経営企画部長 平成14年６月　常務取締役就任

EXHIBIT4

EXHIBIT 4

(Summary Translation)

Extraordinary Report dated April 1, 2003.

\- - - - - - - - - - - - - -

Extraordinary Report dated April 1, 2003 submitted to the Ministry of Finance describing the resolution of Boards of Directors held on February 26, and March 27, 2003 which releases Mr. Inoue & Mr. Yamashita from a representative director and newly appoints Mr. Nakayama and Mr. Terasaki as a representative director effective April 1, 2003.